25001948

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29393

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEITMAN SECURITIES LLC

SEC Mail Processing
FEB 28 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 NORTH WACKER DRIVE - SUITE 4000
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LAWRENCE J. CHRISTENSEN	312-251-4827	Lawrence.Christensen@heitman.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

111 SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

HEITMAN

Heitman Securities LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2024

Discover what makes us different.

OATH OR AFFIRMATION

I, THOMAS D. MCCARTHY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEITMAN SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
LINDA RILEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/29/2026

Signature: [signature]

Title:
MANAGING DIRECTOR

Linda Riley
Notary Public

SEC Mail Processing
FEB 2 8 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Report of Independent Registered Public Accounting Firm 2

Financial Statements 3

Notes to Financial Statements 7

Supplementary Schedules 10

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Heitman Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heitman Securities LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules I, II, and III (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2025

We have served as the Company's auditor since 2018.

Financial Statements

Statement of Financial Condition, December 31, 2024

Assets		
Cash and cash equivalents	$	289,506
Placement fee receivables		84,099
Dividend receivable		216
Investment in stock		69,579
Other assets		4,803
Total assets	$	448,203

Liabilities and Member's Equity		
Accounts payable	$	15,436
Due to Parent		249,422
Member's equity		183,345
Total liabilities and member's equity	$	448,203

See accompanying notes to financial statements

Statement of Operations, Year ended December 31, 2024

Revenue:		
Placement fees	$	39,107
Unrealized gain on investment in stock		17,253
Dividend income		846
Interest income		3,077
Total revenue		60,283
Expenses:		
Audit fees		34,036
Annual license fees		3,510
Corporate allocation		61,000
State income taxes		800
Other		6,531
Total expenses		105,877
Net loss	$	(45,594)

See accompanying notes to financial statements.

Statement of Changes in Member's Equity, Year ended December 31, 2024

Balance – January 1, 2024	$	228,939
Net loss		(45,594)
Balance – December 31, 2024	$	183,345

See accompanying notes to financial statements

Statement of Cash Flows, Year ended December 31, 2024

Cash flows used by operating activities:		
Net loss	$	(45,594)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in Due to Parent		11,800
Decrease in placement fee receivables		35,893
Increase in investment in stock		(17,253)
Increase in dividend receivable		(18)
Decrease in other assets		1,092
Increase in accounts payable		854
Net cash used by operating activities		(13,226)
Net decrease in cash and cash equivalents		(13,226)
Cash and cash equivalents at beginning of year		302,732
Cash and cash equivalents at end of year	$	289,506
Supplemental disclosure of income taxes paid:		
State income taxes	$	800

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(A) ORGANIZATION

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC or the Parent), a limited liability company with two members. The members of HLLC are KE I LLC and KE 2 LLC, limited liability companies consisting of employees of HLLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(B) USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments to be cash equivalents with original maturities of three months or less, including $261,406 in a money market fund. The money market fund is considered to use a level 1 input on the fair value hierarchy.

(D) REVENUE RECOGNITION

Revenue includes fees from affiliates of the Parent for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates of the Parent. Revenue is recognized as the performance obligations are satisfied under reasonable, estimated terms. On an annual basis, management reassesses the appropriateness of the estimates, and if necessary, management will adjust the service period to appropriately reflect the length of performance obligations.

During the year ended December 31, 2024, management reassessed the service period related to a contract and determined to extend the service period over which the revenue is recognized to more accurately reflect the length of the performance obligation under such contract. This resulted in a cumulative-effect adjustment that reduced placement fee receivable and placement fee revenue by $7,202. Management believes the extended service period is the best estimate of the length of the performance obligation.

As of December 31, 2024, $90,902 of placement fee revenue on existing contracts has yet to be earned and will be recognized in future periods, which includes $16,667 related to a limited partnership that paused revenue recognition during 2023 due to a pause in marketing services. The marketing services remained paused during 2024.

Dividend income is recorded on the ex-date.

(E) RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," or ASU 2023-07. ASU 2023-07 enhances the disclosures required for reportable segments on an annual and interim basis. ASU 2023-07 is effective on a retrospective basis for annual periods beginning after December 15, 2023, for interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. The adoption of ASU 2023-07 resulted in additional disclosures (see Note 7).

2. Income Taxes

The Company is a single member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for federal income tax purposes. In certain instances, the Company may be subject to certain state and local taxes which are not material to the financial statements. HFSL, the sole member of the Company, is also a disregarded entity for federal income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2024.

The Company is registered with the State of California and has paid the required yearly tax payment of $800 to the corresponding Franchise Tax Board. For the year ended December 31, 2024, the Company had state income tax expense of $800, which is included in the statement of operations.

3. Rule 15c3-3

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company had net capital of $78,562, which was $60,905 in excess of its required capital of $17,657. The Company had aggregate indebtedness of $264,858 and ratio of aggregate indebtnedness to net capital of 3.37 at December 31, 2024.

5. Investment in Stock

As of December 31, 2024, the Company had an investment of 900 common stock in NASDAQ, Inc. The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices of the underlying shares of stock. Pursuant to Financial Accounting Standards Board Accounting Standard Codification ("ASC") 820, Fair Value Measurements, the Company values stock using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Additionally, pursuant to ASC 940, Financial Services – Broker and Dealer, gains and losses that are composed of both realized and unrealized gains and losses shall be presented net in the statement of operations.

6. Transactions with Affiliates

(A) DUE TO PARENT

The Company had a balance due to HLLC of $237,622 as of December 31, 2023 for costs incurred by the Company but paid by HLLC. During 2024, an additional $61,800 in costs were incurred and $50,000 was repaid, resulting in a balance due to HLLC of $249,422 as of December 31, 2024. This balance is reflected as Due to Parent in the accompanying statement of financial condition.

The Parent has agreed to provide financial support to the Company, as needed, to satisfy all liabilities and future obligations of the Company until at least June 30, 2026.

(B) PLACEMENT FEE RECEIVABLES

As referenced in the Revenue Recognition Footnote 1(d), Revenue includes fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates.

The Company had a placement fee receivable balance of $119,992 as of December 31, 2023. During 2024, the Company earned an additional $39,107 in placement fee revenue and received $75,000 in cash payments, resulting in a placement fee receivable balance of $84,099 as of December 31, 2024. This balance is reflected as Placement fee receivables in the accompanying statement of financial condition.

(C) CORPORATE ALLOCATION

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2024, the Company was allocated $61,000 in costs during 2024:

Overhead costs:		
Wages and related expenses	$	10,000
Professional fees		5,950
Telephone		160
Office supplies		90
Equipment rental and repairs		3,470
Insurance and taxes		540
Postage and freight		40
Miscellaneous other		10,820
Rent		2,940
Depreciation and amortization		990
Total overhead allocated		35,000
Compliance activities		17,000
Anti Money Laundering compliance activities		9,000
Total annual charges	$	61,000

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2025, and are part of the Due to Parent balance on the statement of financial condition.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is the promotion and marketing of the limited partnerships and similar vehicles sponsored by such affiliates of the Parent. The Company has identified its Board of Managers as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The CODM is regularly provided with only the consolidated expenses as noted on the face of the Statement of Operations, and no other significant segment expenses are regularly provided to the CODM. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 1). The measure of segment assets is reported on the Statement of Financial Condition as total assets. For the year ended December 31, 2024, the Company did not have any depreciation expense, capital expenditures or significant non-cash activities. For the year ended December 31, 2024, the Company had $6,531 in other expenses on the statement of operations, which include organization membership dues, publication subscriptions, and bank fees.

8. Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

9. Subsequent Events

Subsequent to December 31, 2024 and through February 25, 2025, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Supplementary Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2024

Total member's equity	$	183,345
Less nonallowable assets		89,118
Net capital before haircuts		94,227
Haircuts on exempt securities (cash equivalents)		5,228
Haircuts on other securities		10,437
Net capital		78,562
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		17,657
Excess net capital	$	60,905
Aggregate indebtedness	$	264,858
Ratio of aggregate indebtedness to net capital		3.37

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2024, which was filed on January 17, 2025.

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Heitman Securities LLC

We have reviewed management's statements, included in the accompanying Heitman Securities LLC's Exemption Report (the "Exemption Report"), in which Heitman Securities LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 25, 2025

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2024

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2024

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or.for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.